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bparris@mofo.com

January 28, 2010

Via EDGAR and Facsimile

Daniel Morris

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549-3030

Re:                 ICU Medical, Inc.

Form 10-K for fiscal year ended December 31, 2008

Filed February 20, 2009

Form 10-Q for fiscal quarter ended September 30, 2009

File No. 000-19974

Dear Mr. Morris:

On behalf of ICU Medical, Inc. (the “Company”), this letter is being submitted in response to comments received from the Staff of the Securities and Exchange Commission (the “SEC”) by letter dated December 18, 2009 with respect to the Company’s Form 10-K for fiscal year ended December 31, 2008 filed with the SEC on February 20, 2009 (the “Form 10-K”) and the Company’s Form 10-Q for fiscal quarter ended September 30, 2009 (the “Form 10-Q”).  The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience.  The Company has authorized us to provide the responses below on its behalf.

Form 10-K for fiscal year ended December 31, 2008

General

1.                          We note that you filed a Form 8-A on August 1, 2007, and an amended Form 8-A on October 18, 2007, to register the rights distributed pursuant to your rights agreement as a class of securities pursuant to section 12(g) of the Exchange Act.  Given that your shares of common stock are registered as a class of securities under section 12(b) and the rights currently trade with and are inseparable from your ordinary shares, tell us why you did not file a registration statement on Form 8-A pursuant to section 12(b) to register the rights as a class of securities under the Exchange Act.

Response:

The Company notes the Staff’s comment and supplementally advises the Staff that the Registration Statement on Form 8-A registering the Company’s Rights to purchase its Series A Junior Participating Preferred Stock (the “Rights”) was inadvertently filed pursuant to Section 12(g), instead of Section 12(b), of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company intends to promptly file a new Registration Statement on Form 8-A registering the Company’s Rights pursuant to Section 12(b) of the Exchange Act.

Item 11 Executive Compensation, page 54

2.                          We note from your disclosure under “Compensation Disclosure and Analysis,” incorporated by reference from page 12 of your proxy statement, that you generally set base salaries “at no less than the median base salary for similar positions in other companies of comparable size,” after reviewing peer group data provided by Compensia.  Given that you appear to target this element of your compensation packages, please briefly discuss in your applicable future filings how the base salaries you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments actually fell within the targeted range.  If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.  In addition, in your applicable future filings, please identify the peer companies you use.

Response:

The Company notes the Staff’s comment and supplementally advises the Staff that in future filings the Company will discuss how the base salaries it provides to its named executive officers relates to the data the Company has analyzed from its peer companies and will include an analysis of where payments actually fell within the targeted range.  In addition, to the extent that any of the Company’s named executive officers are compensated at levels that are materially different from the targeted levels of compensation, the Company will discuss this fact, as well as identify its peer companies.

3.                          We note your disclosure on page nine of your proxy statement incorporated by reference into your Form 10-K that payment of your 2008 performance bonuses was based on achievement of a variety of financial goals, including revenue, gross profit and operating income targets for all named executive officers, certain sales and operating based targets for Mr. Costello, and specific profit and revenue targets for Dr. Lopez.  We also note your disclosure that you “do not disclose the actual performance targets because doing so would cause [you] competitive harm.”  In future filings, please provide the specific targets to be achieved in order for your named executive officers to earn performance compensation.  To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response:

The Company notes the Staff’s comment and supplementally advises the Staff that in future proxy statement filings on Schedule 14A, the Company will include disclosure of the specific targets to be achieved in order for the Company’s named executive officers to earn performance compensation for the Company’s most-recently ended fiscal year covered by such proxy statement on Schedule 14A; provided, however, that to the extent that the Company changes the components of its performance targets or uses different components or criteria in establishing performance targets than those currently used, the Company reserves the right to determine whether to exclude such information if it determines, pursuant to the requirements of Instruction 4 to Item 402(b) of Regulation S-K, that the disclosure of such information would result in competitive harm to the Company. In the event that such information is excluded, the Company will, consistent with the requirements of Instruction 4 to Item 402(b) of Regulations S-K, discuss how difficult it would be for the named executive officers of the Company or how likely it will be for the Company to achieve the undisclosed target levels or other factors.

4.                          We refer to your disclosure on page nine of your proxy statement under the caption “Performance-Based Bonuses,” the summary compensation table on page 12, and the grants of plan based awards table on page 13.  We note your statement on page nine that no other executive officers other than Dr. Lopez participated in the 2008 Plan in 2009.  In future filings, please discuss the material terms of the plan or plans under which each named executive officer was awarded plan based compensation.  To the extent such plans are written, file the plans as exhibits.  You should discuss the reasons that any named executive officer does not participate in a particular plan.  Refer to Item 402(b)(2)(vii) and (e)(1)(iii) of Regulation S-K.

Response:

The Company notes the Staff’s comment and supplementally advises the Staff that in future filings, to the extent that there are plans under which named executive officers were awarded plan based compensation and the material terms of such plans are not otherwise disclosed in the proxy statement on Schedule 14A, the Company will disclose such material terms.  The Company advises the Staff that as disclosed in the Company’s 2009 proxy statement, presently the only performance-based plan that the Company’s named executive officers are eligible to participate in is the Company’s 2008 Performance-Based Incentive Plan.  As disclosed in the 2009 proxy statement, other than Dr. Lopez, no other executive officer participated in this plan in 2009.   In the future, the Company will discuss the reasons that any of its named executive officer do not participate in a particular plan.

5.                          We refer to your disclosure under the caption “Stock Options” on page 10 of the proxy statement that you have incorporated by reference into your Form 10-K.  We note minimal discussion and analysis as to how the annual stock option grants were determined.  In your future filings, as applicable, please include substantive analysis and insight into how you make your stock option grant determinations with respect to each named executive officer.  Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  For example, please discuss and analyze how you determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.  Discuss how the stock option grants relate to the data you have analyzed from your peer group, and disclose the specific “operating performance achievements” used to determine the amount of the grants.

Response:

The Company notes the Staff’s comment and supplementally advises the Staff that in future filings, when applicable, the Company will include disclosure regarding how it makes its stock option grant determinations with respect to its named executive officers.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Liquidity and Capital Resources, page 18

6.                          We note your disclosure on page 28 of your Form 10-Q for fiscal quarter ended September 30, 2009, that you estimate your capital expenditures for 2009 will approximate $19 million, including $5.7 million relating to your new Slovakia plant.  In future filings, please describe all of your material commitments for capital expenditures as of your latest fiscal period.  Refer to Item 303(a)(2) of Regulation S-K.

Response:

The Company notes the Staff’s comment and supplementally advises the Staff that in future filings, when applicable, the Company will include disclosure regarding its material commitments for capital expenditures as of its latest fiscal period.

* * *

We have been authorized to acknowledge on behalf of the Company and to confirm that the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brandon C. Parris
Brandon C. Parris

cc:  Scott Lamb – ICU Medical, Inc.